EXHIBIT 99.1

TRX Gold’s Near Surface Drill Results: 14 m @ 3.5 g/t incl. 3.0 m @ 10.9 g/t Gold

Anfield and Eastern Porphyry Zones Show Early Promise

TORONTO, May 15, 2023 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TNX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to provide an update on the drilling results from the Anfield and Eastern Porphyry Zones. The results demonstrate the potential for the Anfield and Eastern Porphyry Zones to add to resources and a new mining area on the Buckreef Gold project. These results are part of the Company’s larger 2023 exploration and brownfield drilling campaign totalling over 10,000 meters, completed for fiscal 2023, that has the objective of identifying new gold targets and trends, as well as converting Mineral Resources to Mineral Reserves.

The project’s high-priority Anfield and Eastern Porphyry zones are at the northern end of a 3-kilometer-long zone of identified gold mineralization that is subparallel to the Buckreef Main Zone (Figure 1).

Highlights:

  Hole BMDD298 (Eastern Porphyry) intersected 14.0 m grading at 3.48 g/t, including 3.0 m grading at 10.96 g/t from 27.0 m, and 25.23 m grading @ 1.62 g/t Au from 47 m.
  Hole BMDD300 (Eastern Porphyry) intersected 3.61 m grading at 6.80 g/t, from 33.65 m.
  Hole BMDD297 (Eastern Porphyry) intersected 14.70 m grading at 1.22 g/t, from 98.80 m.
  Hole AFDD001 (Anfield) intersected 2.94 m grading at 13.74 g/t, from 43.00 m.
  Hole AFDD004 (Anfield) intersected 6.09 m grading at 1.41 g/t, from 32.45 m.

Full results are tabulated below and shown in Figure 2.

“We are very pleased to announce these highly anticipated drill results. The grades we are seeing are precisely what we had hoped for and are in line with our geologists' expectations. These two zones represent a great exploration opportunity for the Buckreef Gold property as we continue to test the three-kilometer trend of demonstrated gold potential. These zones run parallel and in close proximity to our current Main Zone, from which we have been successfully mining over the last 18 months. These results demonstrate the potential for continued resource expansion and a new mining area on the Buckreef Gold property.”, commented Stephen Mullowney, TRX Gold Chief Executive Officer.

Photos accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/bf3e7edf-6bed-4373-b7ae-b9d7bda7667a

https://www.globenewswire.com/NewsRoom/AttachmentNg/f621bb04-8820-4ecb-ad36-efdfe62fced1

The results summarized in this release are from the Eastern Porphyry and Anfield zones, located approximately 250 m to 700 metres east of the Buckreef Main Zone. Intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

Figure 1. Buckreef Gold Property Within the Special Mining License Boundary

Figure 2. Buckreef Gold Property Showing Location of Recent Drill Results at Eastern Porphyry and Anfield Zones

Photos accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/164df3f4-c96f-4af6-83ce-77bd9d45204d

https://www.globenewswire.com/NewsRoom/AttachmentNg/39f80d6f-af4d-4e69-84f9-ab3a7c8c1d55

Significance of Results

The intercepts confirm multiple zones of strong mineralisation towards the south-west of the known Eastern Porphyry deposit and the first diamond drill hole intersections on the Anfield Zone. Both mineralized zones are in close proximity to the Buckreef Main Zone and present an opportunity (assuming exploration success) to host mineral resources outside of the Buckreef Main Zone. Both zones exhibit gold mineralization that is hosted in sheared mafic volcanic and porphyry lithologies. Many characteristics of the high-grade mineralization observed in the Main Zone are present in the Eastern Porphyry and Anfield zones.

The Eastern Porphyry contains a ‘historic’ 2014 mineral resource of: Measured category 0.09 mt grading at 1.20 g/t and Indicated category of 1.02 mt grading at 1.17 g/t for a combined M&I in-situ gold content of 41,705 ounces. In addition, there were Inferred mineral resources of 1.24 mt grading at 1.39 g/t containing an estimated 55,380 ounces of gold (please refer to Update National Instrument 43-101 Independent Technical Report on the Buckreef Project in Tanzania for Tanzanian Royalty Exploration Corporation, dated February 24, 2014, found on www.sedar.com).

The latest drill results confirm zones of high-grade mineralization close to surface. Initial results from the Anfield Zone are very promising and highlighted by Hole AFDD001 which intersected 2.94 m grading at 13.74 g/t, from 43.00 m. This hole was specifically laid out to intersect the area where three high grade grab samples (assaying 37.52 g/t, 28.55 g/t and 14.42 g/t respectively) had been retrieved from artisanal mine shafts (as reported on June 21, 2021).

Ongoing Planning

The drilling program for the Eastern Porphyry and Anfield zones is currently paused and will resume in the near future. The brief pause will be used for the planning of the next high-priority drill targets as follow-up to the above results. The Company’s intention is to develop a drilling program that will allow for rapid development of the area in order to potentially delineate near surface mineral reserves for mining in the short term.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Sample Protocol QA/QC

The sample chain of custody is managed by the Buckreef geology team on site. Reported results are from diamond drilled core samples.  Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors

Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the identification of new gold targets, the potential for continued resource expansion, resumption of the drilling program for the Eastern Porphyry and Anfield Zones.,  estimation of mineral resources and gold production, and ability to develop value creating activities.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the Securities and Exchange Commission (“SEC”) and Canadian Securities Administrators. You can review and obtain copies of these filings from the SEC's website at www.sec.gov and the Company’s profile on www.sedar.com.

Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which may differ from SEC reporting standards.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

The TSX and NYSE America have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by the management of TRX Gold.